Filed Pursuant to Rule 424(b)(3)

Registration No. 333-152653

CB RICHARD ELLIS REALTY TRUST

Supplement No. 3 dated June 11, 2010

to the Prospectus dated April 28, 2010

We are providing this Supplement No. 3 to you in order to supplement our prospectus dated April 28, 2010. This Supplement No. 3 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 2 dated June 10, 2010 which superseded and replaced all prior supplements to the registrant’s prospectus dated April 28, 2010. Capitalized terms used in this Supplement No. 3 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

RECENT DEVELOPMENTS

On June 10, 2010, we entered into two joint ventures with subsidiaries of the Goodman Group (ASX: GMG), or Goodman, one of which will seek to invest in logistics focused warehouse/distribution properties in the United Kingdom, or the UK JV, and the other which will seek to invest in logistics focused warehouse/distribution properties in France, Belgium, the Netherlands, Luxembourg and Germany, or the European JV. We own an 80% interest in each joint venture and Goodman owns a 20% interest in each joint venture. The terms of each joint venture are described in more detail below.

UK JV

The shareholders’ agreement pertaining to the UK JV is by and among RT Princeton UK Holdings, LLC, Goodman Jersey Holding Trust and Goodman Princeton Holdings (Jersey) Limited, the UK JV, for the purpose of acquiring and holding, either directly or indirectly, up to £400,000,000 in logistics focused warehouse/distribution properties. The UK JV has acquired an initial portfolio of two properties, as described further in the table below, which were previously owned by a subsidiary of Goodman and which were purchased by the UK JV simultaneously with the closing of the UK JV.

Property and Market	Year Built	Property Type	Tenant	Net Rentable Sq. Feet	Percentage Leased	Lease Expiration	Approximate Total Acquisition Cost (in thousands)
Amber Park, South Normanton, UK(1)	1990	Warehouse/Distribution	UniDrug Distribution Group	208,423	100%	03/2017	$15,642,263
Brackmills, Northhampton, UK(1)	1984	Warehouse/Distribution	GE Lighting Operations Limited	186,618	100%	03/2017	$16,758,532

(1)

The estimated acquisition cap rates for Amber Park and Brackmills were 8.3% and 8.6%, respectively. Acquisition cap rate equals annualized in-place net operating income divided by total acquisition cost for the property. Annualized in place net operating income equals, on an annualized cash basis as derived from leases in-place at the time we acquire the property, rental income and tenant reimbursements less property and related expenses (operating maintenance, management fees and real estate taxes) and excludes other non-property income and expenses, interest expense, depreciation and amortization and our company-level general and administrative expenses.

The initial investment term of the UK JV is three years. A board of directors, comprised of members representing us and Goodman, in each case with an equal number of votes, has the responsibility for the supervision and the management of the UK JV and its business, except with respect to certain reserved matters which will require the unanimous approval of us and Goodman.

During the investment period, the UK JV has a right of first offer, with respect to certain logistics development or logistics investment assets considered for investment in the UK by Goodman or us. If a deadlock has arisen pertaining to a major decision regarding a specific property, either shareholder may exercise a buy-sell option in relation to the relevant property. After the initial investment period, either shareholder wishing to exit the UK JV may exercise a buy-sell option.

The UK JV will pay certain fees to certain Goodman subsidiaries in connection with the services they provide to the UK JV, including but not limited to investment advisory, development management and property management services. Goodman may also be entitled to a promoted interest in the UK JV.

European JV

The shareholders’ agreement pertaining to the European JV is by and among RT Princeton CE Holdings, LLC, Goodman Europe Development Trust acting by its trustee Goodman Europe Development Pty Ltd. and Goodman Princeton Holdings (LUX) S.À.R.L., the European JV, for the purpose of acquiring and holding, either directly or indirectly, up to €400,000,000 in logistics focused warehouse/distribution properties. The European JV has acquired an initial portfolio of two properties, as described further in the table below, which were previously owned by a subsidiary of Goodman and which will be purchased by the European JV simultaneously with the closing of the European JV and will acquire a third property upon its completion, which is expected to be in the third quarter of 2010.

Property and Market	Year Built	Property Type	Tenant	Net Rentable Sq. Feet	Percentage Leased	Lease Expiration	Approximate Total Acquisition Cost (in thousands)
Düren, Düren Germany(1)	2008	Warehouse/Distribution	Metsä Tissue GmbH	391,494	100%	01/2013	$16,449,261
Shönberg, Shönberg, Germany(1)	2009	Warehouse/Distribution	LK Logistik GmbH	443,215	100%	04/2015	$17,289,734
Langenbach, Munich, Germany(2)	N/A	Warehouse/Distribution	DSV Stuttgart GmbH & Co. KG	225,106	100%	07/2015	$19,450,951

(1)

The estimated acquisition cap rates for Düren and Shönberg were 8.0% and 8.4%, respectively. Acquisition cap rate equals annualized in-place net operating income divided by total acquisition cost for the property. Annualized in place net operating income equals, on an annualized cash basis as derived from leases in-place at the time we acquire the property, rental income and tenant reimbursements less property and related expenses (operating maintenance, management fees and real estate taxes) and excludes other non-property income and expenses, interest expense, depreciation and amortization and our company-level general and administrative expenses.

(2)

The European JV expects to acquire Langenbach upon its completion which is expected to occur during the third quarter of 2010. This acquisition is subject to certain contingencies and there can be no assurance that this acquisition will occur.

The initial investment term of the European JV is three years. A board of directors, comprised of members representing us and Goodman, in each case with an equal number of votes, has the responsibility for the supervision and the management of the European JV and its business, except with respect to certain reserved matters which will require the unanimous approval of us and Goodman.

During the investment period, the European JV has a right of second offer (after another investment vehicle managed by Goodman) with respect to certain logistics development or logistics investment assets considered for investment by Goodman, and has a right of first offer with respect to certain logistics development or logistics investment assets considered for investment by us. If a deadlock has arisen pertaining to a major decision regarding a specific property, either shareholder may exercise a buy-sell option in relation to the relevant property. After the initial investment period, either shareholder wishing to exit the European JV may exercise a buy-sell option.

The European JV will pay certain fees to certain Goodman subsidiaries in connection with the services they provide to the European JV, including but not limited to investment advisory, development management and property management services. Certain Goodman subsidiaries may also be entitled to a promoted interest in the European JV.

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